Christopher S. Auguste Partner T 212.715.9265 cauguste@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

August 9, 2023

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Gus Rodriguez, Staff Accountant

Re:	Qomolangma Acquisition Corp.

Form 10-K for the Fiscal Year ended December 31, 2022

Filed April 7, 2023

File No. 001-41518

Dear Mr. Rodriguez:

Reference is made to the letter dated August 3, 2023 (the “Comment Letter”) addressed to Mr. Jonathan P. Myers, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-K filed by Qomolangma Acquisition Corp. (the “Company”) with the Securities and Exchange Commission.

This letter sets forth the responses of the Company to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the response to each comment set forth immediately under that comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year ended December 31, 2022

Risk Factors, page 16

1. We note that you provided risk factor disclosures in the Proxy Statement that you filed on June 13, 2023, to explain that you may be considered a “foreign person” under the regulations administered by the Committee on Foreign Investment in the United States (CFIUS), because your Sponsor is controlled by and has substantial ties with non-U.S. persons, and to discuss various risks associated with this designation.

We believe that you should provide similar risk factor disclosures in your periodic reports, having a clear focus on the prospect of completing your initial business combination and the concerns referenced in each of the following points.

●	Discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company if the transaction becomes subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

In response to the Staff’s comment, the Company will include the following disclosure in its future periodic reports:

We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

The Company’s Sponsor is controlled by and it has substantial ties with non-U.S. persons. As a result, the Company may be considered a “foreign person” under the regulations administered by CFIUS. If our initial business combination with a U.S. business is subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business, FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If our potential initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders.

●	Explain that as a result, the pool of potential targets with which you could complete an initial business combination may be limited.

In response to the Staff’s comment, the Company will include the following disclosure in its future periodic reports:

As a result (of the foregoing disclosure), the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

●	Explain that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.

In response to the Staff’s comment, the Company will include the following disclosure in its future periodic reports:

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination within the timeframe required by the Company’s charter because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate.

●	Discuss the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants that would expire worthless.

In response to the Staff’s comment, the Company will include the following disclosure in its future periodic reports:

If we liquidate, our public stockholders may only receive an amount per share that will be determined by when we liquidate and whether the timeframe for us to complete a business combination has been extended, and our warrants will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

If you have any questions or comments regarding the responses of the Company to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9265.

Sincerely,

Christopher S. Auguste

CSA:cr

cc:	Jonathan Myers